500 East Court Avenue, Suite 130 Des Moines, IA 50309 515-705-4191 billhanigan@haniganlogan.com

August 29, 2022

Christina Chalk, Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Via EDGAR filing and email to: ChalkT@sec.gov

RE:	Granite Falls Energy, LLC
Schedule 13E-3 filed July 26, 2022
Amendment No. 1 to Schedule 13E-3 filed August 29, 2022
SEC File 5-82469

Schedule PRE 14A filed July 26, 2022
Amendment No. 1 to Schedule PRE 14A filed August 29, 2022
SEC File No. 0-51277

Dear Ms. Chalk:

This letter responds to the SEC’s letter dated August 19, 2022, regarding Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A of Granite Falls Energy, LLC (the “Company”) filed on July 26, 2022. Concurrently to this letter we are filing via EDGAR, Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Schedule 14A on behalf of the Company. We are also providing conformed and marked versions of each of Amendment No. 1 to Schedule 13E-3 and Schedule 14A via email as indicated above in addition to filing this response letter as correspondence via EDGAR. The numbered paragraphs below correspond to the numbered comments in the SEC’s letter. The SEC’s comments are present in italics.

Schedule 13E-3 and Schedule PRE 14A filed July 26, 2022

Reasons for the Reclassification Transaction…, page 20

QUESTION NO. 1: State the reasons for the timing of the Reclassification Transaction. See Item 1013(c) of Regulation M-A.

RESPONSE: The Company amended its disclosure in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A under the heading “Background of the Reclassification Transaction” and “Reasons for the Reclassification Transaction” on pages 18 and 20, respectively. In the revised disclosure, the Company indicates that the primary reason for the timing of the reclassification transaction is the Company’s anticipated increase in the costs and resources related to its SEC compliance obligations including, but not limited to, the potential increase relating to the climate-related disclosure rules proposed by the SEC on March 21, 2022.

August 29, 2022

Interests of Certain Persons in the Reclassification Transaction, page 34

QUESTION NO. 2: We note the disclosure here that the wife of one of the Company's governors has provided notice of potential claims she is considering bringing against the Company including claims related to this going private transaction. Please expand to disclose more information about the nature of those claims. In addition, include this information earlier in the proxy statement, including in the Question and Answer section where you should describe the interests of insiders in this transaction.

RESPONSE: The Company amended its disclosure in the Question and Answer section relating to “Questions about the Reclassification and Deregistration” on page 13 to include disclosure that one of our governors, Bruce LaVigne, has an interest in the reclassification transaction, to the extent that the reclassification transaction becomes subject to potential member oppression claims being alleged by Mr. LaVigne’s spouse, Debra LaVigne, as described in a letter from Ms. LaVigne’s counsel to the Company dated August 5, 2022.

In addition, the Company has expanded its disclosure in the section, “Interests of Certain Persons in the Reclassification Transaction” on page 34 to identify the alleged basis of the potential claims Ms. LaVigne has indicated she might bring against the Company. The Company has also updated its disclosure to state that, as of the date of the filing of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, there have been no formal legal proceedings commenced by Ms. LaVigne and that the Company has presently provided information pertaining to the Company’s activities, financial condition, and other circumstances as requested by Ms. LaVigne and as described in a letter from counsel to the Company addressed to counsel for Ms. LaVigne dated August 24, 2022.

Proposal 1 - Amend and Restate our Sixth Amended and Restated Operating Agreement, page 50

QUESTION NO. 3: For both Proposal 1 and Proposal 2, where each proposal is described in the proxy statement, state that they are conditioned on one another.

RESPONSE: The Company has revised its disclosure in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, as requested, under the heading, “About the Special Meeting – Vote Required for Approval” on page 2 to indicate that Proposal 1 and Proposal 2 are conditioned on one another such that approval of each is required for both proposals to be implemented. See, also the revised disclosure under the heading, “Proposal 1 – Amend and Restate Our Sixth Amended and Restated Operating Agreement – Vote Required for Approval” on page 50 and under the heading, “Proposal 2 – Reclassification of the Company’s Units – Vote Required for Approval” on page 51.

August 29, 2022

QUESTION NO. 4: We note the disclosure here and later in the proxy statement where Proposal 2 is described, that the Board reserves the discretion to "determine if and when to implement the Proposed Operating Agreement, including the Reclassification..." While you provide an example of why the Board would choose not to implement the Reclassification, provide a similar explanation of why it might choose to implement it at another time, based on the language quoted above. (Please also make the same revision for Proposal 2).

RESPONSE: The Company has revised its disclosure in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, under the heading, “Proposal 1 – Amend and Restate Our Sixth Amended and Restated Operating Agreement – Vote Required for Approval” on page 50 and under the heading, “Proposal 2 – Reclassification of the Company’s Units – Vote Required for Approval” on page 51 to indicate that our Board may determine to wait to implement the Proposed Operating Agreement, including the reclassification, depending on the timing of approval by the members and the timing of its SEC filing obligations such that the Company is able to continue its SEC compliance obligations without interruption or delay.

If you have any questions, please feel free to call me at (515) 705-4191.

Best,

HANIGAN & LOGAN, LLP

Bill Hanigan

Cc:	Stacie Schuler, CFO, Granite Falls Energy, LLC